ARES STRATEGIC INCOME FUND

245 PARK AVENUE, 44TH FLOOR

NEW YORK, NY 10167

March 13, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Michael Rosenberg

Re:	Ares Strategic Income Fund
Registration Statement on Form N-14
File No. 333-281691

Ladies and Gentlemen:

Ares Strategic Income Fund (the “Fund”) is registering the exchange offer (the “Exchange Offer”) described in the Registration Statement on Form N-14 (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”) relating to the registration of $1,000,000,000 aggregate principal amount of the Fund’s 5.700% Notes due 2028, $700,000,000 aggregate principal amount of the Fund’s 6.350% Notes due 2029, $750,000,000 aggregate principal amount of the Fund’s 5.600% Notes due 2030 and $750,000,000 aggregate principal amount of the Fund’s 6.200% Notes due 2032 (collectively, the “Exchange Notes”), which are to be registered under the Securities Act of 1933, as amended (the “Securities Act”). The Exchange Notes will be offered in exchange for an equal principal amount of the Fund’s issued and outstanding $1,000,000,000 aggregate principal amount of 5.700% Notes due 2028, $700,000,000 aggregate principal amount of 6.350% Notes due 2029, $750,000,000 aggregate principal amount of 5.600% Notes due 2030 and $750,000,000 aggregate principal amount of 6.200% Notes due 2032, respectively (collectively, the “Restricted Notes”). The Exchange Notes are being registered in reliance on the position of the staff enunciated in Exxon Capital Holdings Corp. (available May 13, 1988), Morgan Stanley and Co. Inc. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

The Fund has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and, to the best of the Fund’s information and belief, each person participating in the Exchange Offer: (i) is neither an “affiliate” of the Fund within the meaning of the Securities Act, nor a broker-dealer acquiring the Exchange Notes in exchange for Restricted Notes acquired directly from the Fund for its own account; (ii) is acquiring the Exchange Notes in its ordinary course of business; and (iii) is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes to be received in the Exchange Offer and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer.

The Fund will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) and will include in the transmittal letter an acknowledgment to be deemed executed by each person participating in the Exchange Offer, that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) could not rely on the staff position enunciated in Exxon Capital Holdings Corp. (available May 13, 1988) or similar interpretive letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and be identified as an underwriter in the prospectus, unless made pursuant to an exemption from or not subject to such requirements. The Fund acknowledges that such secondary resale transactions should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K promulgated under the Securities Act or Item 5 of Form N-2, as applicable.

The Fund will make each person participating in the Exchange Offer aware (through the Prospectus or otherwise) that (i) any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such Exchange Notes, which may be the Prospectus so long as it contains a plan of distribution in connection with any such resale transactions and (ii) by delivering the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Exchange Offer), any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act. The Fund will include in the letter of transmittal (or similar documentation to be executed by a person in order to participate in the Exchange Offer) a provision stating that: If the tendering holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Restricted Notes, where the Restricted Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, it acknowledges that it will comply with the prospectus delivery requirements of the Securities Act in connection with any sale or other transfer of the Exchange Notes received in the Exchange Offer.

Very truly yours,

Ares Strategic Income Fund

By:	/s/ Scott C. Lem
Name:	Scott C. Lem
Title:	Chief Financial Officer and Treasurer

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